UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934

Skinny Nutritional Corp.
(Name of Issuer)

Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

830695 10 2
(CUSIP Number)

Donald J. McDonald 3 Bala Plaza East, Suite 101 Bala Cynwyd, PA 19004 (610) 784-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240. l3d-1(f) or 240.1 3d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 6 pages)

SCHEDULE 13D

CUSIP No.   830695 10 2

1.	Names of Reporting Persons Donald J. McDonald I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power: 35,542,318 8. Shared Voting Power: 0 9. Sole Dispositive Power: 35,542,318 10. Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,542,318

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 6.6%

14.	Type of Reporting Person (See Instructions) IN
______________

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Item 1.    Security and Issuer

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Skinny Nutritional Corp., a Nevada corporation (“Skinny” or the “Issuer”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The principal executive office of the Issuer is 3 Bala Plaza East, Suite 101, Bala Cynwyd, PA  19004.

Item 2.    Identity and Background

This statement is being filed by Donald J. McDonald, a U.S. citizen. The business address of Mr. McDonald is 3 Bala Plaza East, Suite 101, Bala Cynwyd, PA  19004.  Mr. McDonald is the Chief Financial Officer and Vice-Chairman of the Board of the Issuer.

During the last five years, Mr. McDonald has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On June 17, 2011, the Issuer’s Board of Directors granted shares of common stock to the Reporting Person and the Issuer’s Chief Executive Officer in consideration of their agreements to individually personally guarantee the Issuer’s obligations to its secured lender, under its factoring agreement. The Issuer’s Board, following its consideration of the highest loan balance under the factoring agreement of approximately $1,356,000, and the current market price of the Issuer’s common stock, determined to grant each such person 20,601,383 shares of Common Stock in consideration of such guarantees. The Board further determined that to the extent that such persons are required to individually personally guarantee additional obligations under the factoring agreement, the Board may determine to further award them additional shares of common stock in consideration of such guarantees

On June 17, 2011, the Issuer’s board of directors authorized the Issuer to enter into an amendment to its employment agreement with the Reporting Person in order to provide for a $100,000 per annum increase in the base salary payable to the Reporting Person, which salary increase is payable in shares of common stock. The employment agreement amendment was executed by Issuer and the Reporting Peron on August 12, 2011.  Pursuant to this amendment, the Company issued 2,044,989 shares of common stock to the Reporting Person.

On June 20, 2011, the Company’s board of directors approved the issuance of 14,340,000 restricted shares of common stock to certain employees, including the Reporting Person. The issuance of such shares of common stock was subject to the execution by the Company and the covered employees of agreements consenting to the cancellation of certain common stock purchase options in consideration of the receipt of the award of restricted shares of common stock. The total number of options covered by this arrangement is 17,925,000 employee stock options which were previously granted by the Company. Of this amount, the Reporting Person held 8,000,000 options. This arrangement was consummated on August 11, 2011 and the Reporting Person cancelled 8,000,000 options and received 6,400,000 restricted shares of common stock in consideration of the surrender of such options.

Prior to events described above, the Reporting Person beneficially owned an aggregate of 5,370,946 shares of Common Stock.

(Page 3 of 6 pages)

Item 4.   Purpose of Transaction

The Reporting Person holds his shares of Common Stock and securities convertible into shares of Common Stock for general investment purposes. The Reporting Person may, from time to time, acquire additional shares of Common Stock in open market or negotiated block transactions, consistent with his investment purposes or may acquire additional securities of the Issuer through private transactions, which may include securities may be convertible into additional shares of Common Stock. Additionally, the Reporting Person may from time to time sell shares of Common Stock in open market transactions or in negotiated block sales to one or more purchasers, consistent with his investment purpose. Except as described herein or otherwise reported by the Issuer in its disclosure reports filed pursuant to the Securities and Exchange Act of 1934, as amended, the Reporting Person does not currently have plans or proposals which relate to, or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure, including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (vii) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or (x) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer

(a)–(b) As a result of the Reporting Person’s transactions described in Item 3 of this Schedule 13D, the Reporting Person may currently be deemed to be the beneficial owner of 35,542,318 shares of Common Stock. Such number of shares of Common Stock constitutes approximately 6.6% of the issued and outstanding shares of Issuer’s Common Stock, which calculation is based on the number of shares of Issuer’s Common Stock currently outstanding plus 1,125,000, which is the number of shares of Common Stock which may be issued upon the exercise of options that are included in the Reporting Person’s beneficial ownership calculations. The Reporting Person has the sole power to vote, direct the vote, dispose and direct the disposition of all such shares of Common Stock of the Issuer.

For the purpose of this Schedule 13D, (a) 375,000 of the options granted on August 14, 2009 and (b) 1,500,000 shares of restricted stock, are subject to vesting requirements and excluded from the Reporting Person’s beneficial ownership calculations.

(c)  Except as described in Item 3 and Item 5(a)-(b), the Reporting Person has not effected any transactions in the Issuer’s Common Stock during the past sixty days.

(d) To the Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Reporting Person reported herein.

(e) Not applicable.

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Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of August 16, 2010, the Issuer entered into employment agreements with the Reporting Person (the “Employment Agreement”). Pursuant to the Employment Agreement, the Issuer agreed to employ the Reporting Person as the Chief Financial Officer of the Company. The Employment Agreement provides that in the event the Issuer proposes to issue new shares of common stock (or equity securities convertible into or exercisable or exchange for, shares of common stock) in a transaction for the principal purpose of raising capital, then the Reporting Person will be provided the opportunity to purchase such number of newly-issued equity securities to permit him to maintain his then-current percentage interest, at the same time, and under the same terms and conditions, as such shares are offered for purchase by other persons. The Employment Agreement further provides that upon either the occurrence of a change of control or in the event of the termination of the Reporting Person’s employment either (i) by the Issuer without cause or (ii) by the Reporting Person for good reason, then effective as of the consummation of such change of control or termination date, (a) the Reporting Person’s right to purchase shares of common stock of the Issuer pursuant to any stock option or stock option plan shall immediately fully vest and become exercisable and (b) the exercise period in which he may exercise such options shall be extended to the duration of their original term, as if the Reporting Person remained an employee of the Company. On June 17, 2011, the Issuer’s board of directors authorized the Issuer to enter into an amendment to its employment agreement with the Reporting Person. The amendment, which was executed on August 12, 2011, provides for a $100,000 per annum increase in the base salary payable to the Reporting Person, which increase is payable in shares of common stock

As reported in Item 3 of this Schedule 13D, on June 20, 2011, the Company’s board of directors approved the issuance of restricted shares of common stock to certain employees, including the Reporting Person, subject to the execution by the Company and the covered employees of agreements consenting to the cancellation of certain common stock purchase options in consideration of the receipt of the award of restricted shares of common stock. This arrangement was consummated on August 11, 2011 and the Reporting Person cancelled 8,000,000 options and received 6,400,000 restricted shares of common stock in consideration of the surrender of such options.

Item 7.   Material to Be Filed as Exhibits

None

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2011

/s/ Donald J. McDonald
Donald J. McDonald

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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